UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

(Commission File No. 001-35446)

NOVADAQ TECHNOLOGIES INC.

(Translation of registrant’s name into English)

5090 Explorer Drive

Suite 202, Mississauga

Ontario, Canada L4W 4T9

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NOVADAQ TECHNOLOGIES INC.
(Registrant)

By:	/s/ Roger Deck
Name:	Roger Deck
Title:	Chief Financial Officer

Date: July 29, 2015

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Unaudited Consolidated Financial Statements

99.2	Management’s Discussion and Analysis

99.3	CEO Certification

99.4	CFO Certification